Mail Stop 4561

January 9, 2009

Chett B. Paulsen, Chief Executive Officer
aVinci Media Corporation
11781 South Lone Peak Parkway, Suite 270
Draper, Utah 84020

> **Re: aVinci Media Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 31, 2008**
> **File No. 333-152869**

Dear Mr. Paulsen:

We have reviewed your amended Form S-1 and your responses and, per our conversation of January 8, 2008, have the following comments.

General

1.   Please update the disclosure to provide executive compensation information for the fiscal year ended December 31, 2008, your last fiscal year end. Other disclosure tied to your fiscal year-end should also be updated. Please see the Division of Corporation Finance's Compliance and Disclosure Interpretations Section 217.11, available on our website, for further guidance.

Exhibit 5.1

2.   Please revise the legality opinion to clarify, if true, that all of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

If you have any questions regarding the comments, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3457. If, thereafter, you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: <u>Via Facsimile (212) 930-9725</u>
        Marc Ross, Esq.
        Peter DiChiara, Esq.
        Sichenzia Ross Friedman Ference LLP